Triton Acquisitions Company

January 11, 2018

Mr. Timothy S. Levenberg
Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:          Triton Acquisitions Company
Registration Statement on Form S-1
Filed December 6, 2017
File No. 333-221925

Dear Mr. Schwall:

Triton Acquisitions Company submits this letter to you in response to your letter of December 26, 2017, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any written communication as defined under Rule 405 to present to potential investors in reliance on Section 5(d) of the Securities Act.

COMMENT:

2.
Please revise your prospectus to remove any reference to prior Securities Act filings.  For example, please delete the first two sentences on the prospectus cover page (beginning with “This S-1 filing is made to change”) and the reference to “this post-effective registration statement” in the second paragraph, insofar as this is a new filing and not a post-effective amendment.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the prospectus to remove any reference to prior Securities Act filings.  In addition, we revised our prospectus and removed reference to a post-effective registration statement where appropriate as this is a new filing.

COMMENT:

3.
Please revise your registration statement to clarify whether the offering proceeds will be deposited in a trust account or escrow account.  In this regard, we note that Exhibit 10.1 appears to be an escrow agreement between the company and Branch Banking and Trust Company.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we corrected the entire document to clarify that the offering proceeds will be deposited in an escrow account.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management, page 34

4.	It appears that the percentage shown for Advanced Business Strategies, LLC’s beneficial ownership of common stock following the offering is incorrect. Please advise or revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have corrected the percentage Advanced Business Strategies will own to 80.59% following the offering.

COMMENT:

Certain Relationships and Related Transactions, page 35

5.
Please revise your disclosure to discuss Advanced Business Strategies, LLC’s agreement to advance you funds, and quantify any funds it advanced to you since June 30, 2016.  See Item 404(d) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we revised our disclosure in the “Certain Relationships and Related Transactions” section to discuss funds advanced from Advanced Business Strategies, LLC in compliance with Item 404(d) of Regulation S-K. We included the following discussion in the amended filing as written below:

 “All the related party loans were made by Kim/Advanced Business Strategies.  At 6/30/17, the balance owed was $9,600, and at 9/30/17, the balance owed was $15,100.  The loans have paid expenses on the Company’s behalf, are unsecured, carry no interest, and are to be paid back when the Company has the cash.”

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Larry Beazer

Larry Beazer
President
Triton Acquisitions Company